Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

November 14, 2007

Nikko Cordial Corporation

November 14, 2007

To Whom It May Concern

Company Name: Nikko Cordial Corporation

Representative: Shoji Kuwashima, President

(Code 8603 First Section of TSE, OSE, NSE)

Inquiries: Public Relations Division

(Phone: 03-5644-4551)

Notice Concerning Amendments to the Share Exchange Agreement

This is to announce that, in accordance with a resolution made today by its board of directors, Nikko Cordial Corporation (“NCC” or the “Company”) has signed a share exchange agreement (“New Agreement”) to amend the share exchange agreement concluded and announced on October 31, 2007 (“Original Agreement”), between the Company and Citigroup Japan Holdings Ltd. (“CJH”), the Company’s parent company.

1.	Reasons for and background to the amendments

On October 2, 2007, the Company signed a basic agreement for a share exchange (“Basic Agreement”) with CJH and Citigroup Inc. (Citigroup), the 100% parent company of CJH, for a share exchange transaction between the Company and CJH to make NCC a wholly-owned subsidiary of CJH in exchange for Citigroup common stock (the “Share Exchange”). Pursuant to the Basic Agreement, the Company concluded the Original Agreement with CJH on October 31, 2007.

Subsequently, on November 4, 2007 (U.S. Eastern Standard Time), Citigroup announced that the fair value of the sub-prime related direct exposures in its Securities and Banking (S&B) business had declined significantly since September 30, 2007.

Moreover, the price of Citigroup shares, which were traded on the New York Stock Exchange at USD 47.86 on October 2, 2007 (U.S. Eastern Standard Time), has decreased to USD35.90 as of November 13, 2007 (U.S. Eastern Standard Time).

As announced on October 31, 2007, under the Original Agreement, upon the execution of the Share Exchange, CJH will deliver to the shareholders of NCC (excluding CJH) the number of shares of Citigroup common stock obtained by multiplying the total number of shares of common stock of NCC owned by the shareholders of NCC by the number of “Exchange Shares” (¥1,700 divided by the average of the volume-weighted average price per Citigroup common stock (“Citigroup Average Price”) on each of the trading days during the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 (U.S. Eastern Standard Time) converted into Japanese Yen by multiplying a specified exchange rate quotation). Moreover, the Original Agreement provides that if the Citigroup Average Price as so determined is greater than USD58.00, then it shall be USD58.00, and if the Citigroup Average Price as so determined is less than USD37.00, then it shall be USD37.00. Hence, under the Original Agreement, NCC shareholders (excluding CJH) would receive more shares of Citigroup common stock than the number determined based on the Citigroup Average Price if the Citigroup Average Price is greater than USD58.00. On the contrary, the NCC shareholders (excluding CJH) would receive fewer shares of Citigroup common stock than the number determined based on the Citigroup Average Price if the Citigroup Average Price is less than USD37.00.

However, as mentioned above, there has been a change in circumstances that was not anticipated at the time the Basic Agreement was signed, and the price of Citigroup shares has declined by approximately 25% since that time. If the price of Citigroup shares remains at the current level and if the floor of the collar were to remain at USD37.00, the number of shares of Citigroup common stock that NCC shareholders would receive would be less than the number calculated based on the actual Citigroup Average Price.

In response to the change of the Citigroup share price, the Company has engaged in discussions and negotiations with Citigroup and CJH regarding amendments to the terms of the Share Exchange defined in the Original Agreement, while seeking the advice of Mori Hamada & Matsumoto and Davis Polk & Wardwell, the Company’s legal advisors, and GCA (“GCA”) and Greenhill & Co., LLC (“Greenhill”), the Company’s financial advisors.

As was done in connection with the execution of the Basic Agreement, for the New Agreement, in the interest of fairness and in order to avoid conflicts of interest, a special committee comprised of four out of the five outside directors deemed to be independent, namely Messrs. Yoshio Watanabe (honorary professor of Aoyama University), Keiji Matsumoto (attorney, Matsumoto Law Office), Yukio Rimbara (President, Nittochi Sougou Sekkei Co., Ltd.) and Yuji Yamamoto (President and CEO, Huron Consulting Group), carefully reviewed the amendments based on the advice of GCA and Greenhill, while receiving updated reports on such discussions and negotiations among the Company, Citigroup and CJH from the Company and Mori Hamada & Matsumoto.

Pursuant to such review, on November 14, 2007, the special committee resolved to report that at this moment with respect to the Original Agreement, the execution of the New Agreement to change the points mentioned in 2.(1) below was reasonable and reported this fact to the Company’s board of directors at a meeting held on the same day. Meanwhile, those directors who attended the Company’s board of directors meeting, upon careful deliberation taking into account the report made by the special committee and other factors, unanimously approved the signature of the New Agreement with CJH on November 14, 2007. Prior to the Company’s board of directors meeting, the Company received advice from GCA and Greenhill to the effect that, under the current circumstances, in light of the decrease in Citigroup’s share price, the terms of the Share Exchange under the New Agreement are financially more favorable to the Company’s minority shareholders than the terms of the Original Agreement.

Douglas L. Peterson, a director of the Company and Representative Director and CEO of CJH, Steven R. Volk, a director of the Company and vice chairman of Citigroup, Naoki Inoue, a director appointed by Citigroup, recused themselves from all deliberations and resolutions regarding the New Agreement at the Company’s board of directors meeting in order to avoid conflicts of interest with the Company in relation to the Share Exchange. Further, Mr. Keiji Matsumoto, an outside director and a member of the special committee, did not attend the board of directors meeting and the special committee meeting held on November 14, 2007 due to certain business matters, and did not participate in the discussion, resolution or the special committee’s report.

2.	Details of the Amendments

(1)	Amendments to the Share Exchange Agreement

Primary amendments to the Share Exchange Agreement include.

The following provisions under the Original Agreement have been deleted: 1) In determining the number of shares of Citigroup common stock that CJH shall deliver to the shareholders of NCC (excluding CJH) upon the execution of the Share Exchange, if the Citigroup Average Price as so determined is greater than USD58.00, then the Citigroup Average Price shall be USD58.00, and if the Citigroup Average Price as so determined is less than USD37.00, then the Citigroup Average Price shall be USD37.00; and 2) the Company may terminate the Original Agreement in the event that the Citigroup Average Price falls below USD26.00.

Meanwhile, the New Agreement provides that if the Citigroup Average Price falls below USD22.00 (the said price to be adjusted if a Capital Transaction as described under (3) below is made), the agreement will terminate as of January 22, 2008, unless the Company and CJH agree otherwise and publicly announce that agreement on or before January 21, 2008.

(2)	Schedule of the Share Exchange

The schedule of the Share Exchange under the New Agreement is as follows. No changes have been made to the Record date of the Shareholders General Meeting, Shareholders Meeting for Approval of the Share Exchange and Effective date of the Share Exchange.

Record date of the Shareholders General Meeting: October 28, 2007

Board of Directors Meeting for Approval of the Original Agreement: October 31, 2007

Signing of Original Agreement: October 31, 2007

Board of Directors Meeting for Approval of the New Agreement: November 14, 2007

Signing of New Agreement: November 14, 2007

Shareholders Meeting for Approval of the Share Exchange: December 19, 2007 (planned)

Effective date of the Share Exchange: January 29, 2008 (planned)

(3)	The Share Exchange Ratio

The Share Exchange Ratio amended under the New Agreement in accordance with (1) above is as follows.

Upon completion of the Share Exchange in accordance with the New Agreement, CJH will deliver to an NCC shareholder (excluding CJH) the number of shares of Citigroup common stock (“Citigroup Shares”) obtained by multiplying the total number of shares of common stock of NCC owned by such NCC shareholder by the number of Exchange Shares calculated based on the formula below. As described below, the Exchange Shares will be calculated to a thousandth of a Citigroup Share, rounded to the nearest multiple of 0.002 (rounded up in the case of equidistant rounded numbers).

Exchange Shares = ¥1,700/((Citigroup Average Price)x(Exchange Rate))

where:

“Citigroup Average Price” means the average of the volume-weighted average prices per Citigroup Share on the New York Stock Exchange on each of the trading days in the Valuation Period;

“Valuation Period” means the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 (U.S. Eastern Standard Time);

“Exchange Rate” means the average of the mean of the exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation), expressed as a number of yen per one U.S. dollar, as of 11:00 a.m. (Tokyo time) on each of the Business Days during the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008;

“Business Day” means a day on which banks are open for business in both Tokyo, Japan and New York, New York, U.S.A.

If a Capital Transaction occurs as of a record date which falls during or after the Valuation Period but before the Effective Date, the Exchange Shares shall be adjusted proportionately to the relevant ratio of such adjustments, and if a Capital Transaction occurs as of a record date which falls during the Valuation Period, the volume-weighted average price per Citigroup Share for all trading days within the Valuation Period prior to such record date will be adjusted proportionately to such relevant ratio, in each case so as to put NCC shareholders in the same position that they would have been in had such Capital Transaction not taken place. “Capital Transaction” means a stock dividend, stock split, reverse stock split or similar transaction in connection with the Citigroup Shares that would reasonably require an adjustment of the formula set out above. In addition, if a cash dividend is declared as of a record date which falls during January 2008 before the Effective Date, an appropriate adjustment will be made to the Exchange Shares to reflect the diminution in value of the Citigroup Shares delivered on the Effective Date as a result of the dividend declaration.

Notwithstanding the foregoing, if the number of Citigroup Shares that would be delivered to any NCC shareholder upon the Effective Date includes a fraction of less than one, CJH will deliver to such shareholder an amount of cash (“hasu-choseikin”) equal, rounded as necessary up to the nearest whole yen, to the product of such fraction and the market price per Citigroup Share. For the purpose of this paragraph, “Market Price” means the prevailing price per Citigroup Share in the last sales transaction which is made one day prior to the day immediately before the Effective Date (U.S. Eastern Standard Time) on the New York Stock Exchange, converted into Japanese yen, rounded as necessary up to the nearest whole yen, at the mean of the last exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted immediately before the Effective Date by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation).

Important notice

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

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